June 16, 2022

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Mr. Michael Purcell Mr. Ethan Horowitz

Re:	Murphy Oil Corporation Form 10-K for the Fiscal Year Ended December 31, 2021 Filed February 25, 2022 File No. 001-08590

Ladies and Gentlemen:

This letter sets forth Murphy Oil Corporation’s responses to the June 2, 2022 comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding Murphy’s Form 10-K for the year ended December 31, 2021, filed on February 25, 2022 (“Form 10-K”). We have reproduced the Staff’s comments preceding our response below.

General

1.	We note that you provided more expansive disclosure in your Sustainability Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your Sustainability Report.

The information in our Form 10-K and other SEC filings is prepared in accordance with U.S. securities law disclosure requirements that apply in the context of our business, financial condition and results of operations. Accordingly, we provide disclosure in our SEC filings regarding particular events, transactions, trends, uncertainties, impacts or other matters based on specific line-item disclosure requirements and after generally taking into account whether or not any information is material to, or is reasonably likely to have a material impact on, our business, financial condition or results of operations, in consideration of the size, scope and nature of our business. We believe our Form 10-K and other SEC filings include all information that is material to an understanding of our business and that is otherwise responsive to the SEC’s specific disclosure requirements.

Separately, we voluntarily prepare a Sustainability Report that we update annually, in which we report on certain environmental, social and governance (“ESG”) matters that we believe may be of interest to a broad range of stakeholders, including not only our investors but also our employees, customers, suppliers, and the communities in which we operate. Our Sustainability Report also aligns with multiple voluntary

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Securities and Exchange Commission
Division of Corporation Finance
June 16, 2022

frameworks and is responsive to the relevant topics of interest under those frameworks applicable to our company, in terms of our activities and initiatives involving ESG matters.

The scope of matters discussed in our Sustainability Report does not correspond with public company disclosure requirements. While the ESG matters discussed in our Sustainability Report are not currently (and have historically not been) material to our business, financial condition and results of operations, with respect to future SEC filings, we will continue to monitor and evaluate whether inclusion of any specific pending or existing climate-related or other ESG matters may be warranted based on materiality and applicable disclosure requirements.

Risk Factors, page 15

2.	It appears that you have identified demand for less carbon intensive energy sources and the technological advancement of non-fossil-fuel energy sources as transition risks related to climate change. Please expand your disclosure to address the effects of these transition risks on your business, financial condition, and results of operations in greater detail. Additionally, tell us about other transition risks related to climate change, such as market trends that may alter business opportunities and credit risks, and explain how you considered providing related disclosure in your SEC filings.

We believe the disclosures in our Form 10-K and other SEC filings address the effects of a reduction in demand of carbon intensive energy sources and technological advances affecting energy consumption on our business, financial condition and result of operations. The consequences of such transition risks will be reflected in the prices of crude oil, natural gas and/or natural gas liquids. In our Form 10-K, under the caption “Risk Factors—Price Risk Factors” beginning on page 15, we describe how price volatility may significantly affect the Company’s business, financial condition and result of operations.

One of the most significant factors impacting the Company’s results of operations is the sales prices for our products. In turn, among the many factors influencing sales prices are the demand for our products, increased activism, and changes in public sentiment for oil and gas activities, including the transition to a lower carbon economy. In our Risk Factor disclosure under the caption “We face various risks associated with increased activism against, or change in public sentiment for, oil and gas exploration, development, and production activities and sustainability considerations, including climate change and the transition to a lower carbon economy”, we specifically note that “a change in public sentiment regarding the oil and gas industry could result in a reduction in the demand for our products or otherwise affect our results of operations or financial condition.” In addition, our Risk Factors address the challenges to our business model due to environmental and social trends changes toward less carbon intensive energy sources.

We will continue to monitor and evaluate whether inclusion of more specific disclosures regarding the risks posed by the energy transition may be warranted based on materiality and applicable disclosure requirements. For additional discussion regarding the kinds of impacts that climate-related regulation and business trends could potentially have on our business, financial condition and results of operations in, please refer to our answer in response to the Staff’s comment 5, below.

Securities and Exchange Commission
Division of Corporation Finance
June 16, 2022

3.	Disclose any material litigation risks related to climate change and explain the potential impact to the company.

We have not identified specific litigation risks related to climate change that have had, or are reasonably likely to have, a material impact on our business, financial condition and result of operations. While the Company has been named a co-defendant with other oil and gas companies in lawsuits related to climate change, these lawsuits have not resulted in, and are not currently expected to result in, material liability for the Company. We will continue to monitor and evaluate whether inclusion of any specific litigation risks related to climate change may be warranted in future SEC filings based on materiality and applicable disclosure requirements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

4.	We note from the disclosure on page 48 of your Form 10-K that you allocate a portion of your capital expenditures towards compliance with existing and anticipated environmental laws and regulations. We also note the language in your Sustainability Report regarding investments you have made and technologies you have implemented to reduce greenhouse gas and other emissions. Please revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects. Quantify these expenditures for each of your last three years and amounts budgeted for future periods in your response. In addition, quantify compliance costs incurred related to climate change for the same periods.

Capital expenditures related to the reduction of greenhouse gases and other emissions

To the extent capital expenditures for climate-related projects refer to capital expenditures related to the reduction of greenhouse gases and other emissions from our operations, these expenditures are not material to the understanding of our business and are immaterial for the periods presented in our Form 10-K. For the years ended December 31, 2021, 2020 and 2019, capital expenditures related to the reduction of greenhouse gas and other emissions were less than 1% of total capital expenditures. Budgeted costs for the current year are also less than 1% of overall budgeted capital expenditures.

To the extent our capital expenditures related to the reduction of greenhouse gases and other emissions in fiscal year 2022 (or a future fiscal year) are material, we will provide appropriate disclosure in accordance with applicable disclosure requirements.

Compliance costs incurred related to climate change

To the extent capital expenditures for climate-related projects refer to compliance costs incurred related to climate change, for the years ended December 31, 2021, 2020 and 2019, compliance costs incurred related to existing and anticipated environmental laws and regulations were less than 1% of “Selling and general expenses” as per the consolidated statements of operations included in our Form 10-K, and therefore were not material to our business. Budgeted costs for the current year are also less than 1% of overall budgeted “Selling and general expenses”.

Securities and Exchange Commission
Division of Corporation Finance
June 16, 2022

The Company acknowledges the adoption of future climate change legislation or regulation could result in increased “Lease operating expenses” and/or “Selling and general expenses” as per the consolidated statement of operations. We confirm that in future filings, when material or otherwise responsive to disclosure requirements, we will include additional disclosure regarding the compliance costs we incur related to climate change.

5.	To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions;

•	increased competition to develop innovative new products that result in lower emissions; and

•	developments that create new opportunities such as low-carbon technologies that complement your existing assets.

Our Form 10-K discusses the kinds of impacts that climate-related regulation and business trends could potentially have on our business, financial condition and results of operations in, for example, “Business—Sustainability” beginning on page 10, and “Risk Factors” beginning on page 15 under the following captions:

•	“Murphy’s business is subject to operational hazards, physical security risks and risks normally associated with the exploration and production of oil and natural gas, which could become more significant as a result of climate change.”

•	“Murphy is subject to numerous environmental, health and safety laws and regulations, and such existing and any potential future laws and regulations may result in material liabilities and costs.”

•	“Murphy’s operations and earnings have been and will continue to be affected by domestic and worldwide political developments.”

•	“Murphy could face long-term challenges to the fossil fuels business model reducing demand and price for hydrocarbon fuels.”

•	“We face various risks associated with increased activism against, or change in public sentiment for, oil and gas exploration, development, and production activities and sustainability considerations, including climate change and the transition to a lower carbon economy.”

Further, to the extent the indirect consequences of climate-related regulation or business trends result in reduced demand for crude oil, natural gas and/or natural gas liquids, those consequences will be reflected in the price for such commodities. We provide significant disclosure in our SEC filings

Securities and Exchange Commission
Division of Corporation Finance
June 16, 2022

regarding the impacts that such price changes could potentially have on our business, financial condition and results of operations under “Risk Factors—Price Risk Factors” beginning on page 15.

To the extent that in the future we identify direct or indirect consequences of climate-related regulation or business trends that are (or we believe are reasonably likely to be) material to our business, financial condition or results of operations, we undertake to provide appropriate disclosure regarding such consequences, in accordance with applicable disclosure requirements. We will also continue to monitor risks related to the consequences of climate-related regulation or business trends and evaluate whether updates to our Risk Factor disclosures may be warranted in future filings.

6.	We note the disclosure on page 19 regarding your vulnerability to severe weather. Please provide additional disclosure discussing the potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers.

We acknowledge the Staff’s comment and in future SEC filings will supplement our existing risk factor disclosure under the caption “Murphy’s business is subject to operational hazards, physical security risks and risks normally associated with the exploration and production of oil and natural gas, which could become more significant as a result of climate change” to discuss the potential indirect weather-related impacts that may affect our customers or suppliers. We anticipate such paragraph will read substantially as follows:

In addition, certain customer and supplier assets, such as storage terminals, refineries and pipelines, are located in areas that may be prone to severe weather events, including hurricanes, winter storms, floods and major tropical storms. Severe weather events that significantly affect facilities belonging to such customers or suppliers may reduce demand for our products and interrupt our ability to bring products to market, and may therefore materially and adversely affect our results of operations, cash flows and financial condition, even if our own facilities escape significant damage.

7.	You disclose that weather-related risks are not fully insured. Tell us more about weather-related impacts on the availability of insurance and provide us with quantitative information regarding the cost of insurance for the last three years and the current year. In addition, quantify any weather-related damages to your property or operations during the last three years.

Insurance

For the years ended December 31, 2021, 2020 and 2019, the costs of weather-related insurance were less than 3% of “Lease operating expenses” as per the consolidated statements of operations included in our Form 10-K, and therefore not material to our business. The cost of insurance in the current year is not expected to be significantly different from the prior three years.

Weather related damage

The cost of weather-related damages to our property were not material to our business, financial condition and result of operations during the years covered in the Form 10-K. For the years ended

Securities and Exchange Commission
Division of Corporation Finance
June 16, 2022

December 31, 2021 and 2020, we incurred before-tax costs to repair damage sustained from weather-related events of approximately $0.9 million and $1.3 million, respectively. For the year ended December 31, 2019, we did not incur any before-tax costs to repair damage from weather-related events.

Further, we note that the impact of weather-related events is already disclosed in our SEC filings, where such impacts are material to an understanding of our business. For example, as discussed in the “Management’s Discussion and Analysis” (“MD&A”) beginning on page 26 of our Form 10-Q for the quarter ended March 31, 2021, a winter storm in February 2021 caused us to temporarily shut-in production in the Eagle Ford Shale area, negatively impacting our production by 2,250 barrels per day during the first quarter of 2021 (2021 full year impact of 555 barrels per day). As discussed in the MD&A beginning on page 28 of our Form 10-Q for the quarter ended September 30, 2021, Hurricane Ida caused us to temporarily shut-in production in the Gulf of Mexico, negatively impacting our third quarter production by 14,500 barrels of oil equivalent per day (“BOED”), including NCI (2021 full impact of 3,655 BOED).

8.	Tell us how you considered providing disclosure about your purchase or sale of carbon credits or offsets. Include quantitative information regarding any such transactions during the last three years and subsequent periods with your response.

We have not engaged in the purchase or sale of carbon credits or offsets in the past three years or in the current fiscal year. To the extent in the future we purchase or sell carbon credits or offsets and such transactions are material to our business, financial condition or results of operations, we undertake to provide appropriate disclosure in accordance with applicable disclosure requirements.

* * *

We would welcome the opportunity to discuss these comments with you further. In the meantime, please do not hesitate to contact me (281-675-9215) or Tom Mireles (281-675-9372) with any questions about these matters.

Please note that effective July 1, 2022, Tom Mireles will assume the role of Chief Financial Officer of the Company, so kindly direct any further correspondence after this date accordingly.

Very truly yours,

/s/ David R. Looney

David R. Looney
Chief Financial Officer